Exhibit 23.1

Auditor Consent

We consent to the use of our report dated November 15, 2019 relating to our audit of the consolidated balance sheets of Summit Network Inc. as of July 31, 2019 & 2018, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the year then ended July 31, 2019 & 2018  included in the Annual Report of Summit Network Inc. on amended form 10-K/A for the year ended July 31, 2019. Amended Form 10-K/A is being filed to restate the Stockholders’ equity within the audited Financial Statements for the year ended July 31, 2019.  Subsequent to the filing of the July 31, 2019 Form 10-K, the Company determined that calculations related to a forward stock split on a 1:10 basis were not accounted for.  The forward stock split was approved on July 17, 2019 and have been applied for retroactively.

/s/Zia Masood Kiani & Co.

(Chartered Accountants)

Islamabad, Pakistan

Date: December 26, 2019